Exhibit 99.1

Date: 23/06/2010	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PACIFIC RIM MINING CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	21-07-2010
Record Date for Voting (if applicable) :	21-07-2010
Beneficial Ownership Determination Date :	21-07-2010
Meeting Date :	25-08-2010
Meeting Location (if available) :	Xchange Conference Centre 2nd Floor, 888 Dunsmuir Street Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	694915208	CA6949152087

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PACIFIC RIM MINING CORP